United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2023

Newcourt Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40929	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2201 Broadway, Suite 705 Oakland, CA	94612
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (657) 271-4617

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	NCACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the units	NCAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one Class A ordinary share for $11.50 per share, included as part of the units	NCACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously disclosed, on July 31, 2023, Newcourt Acquisition Corp (“NCAC” or “Newcourt”) entered into an Amended and Restated Business Combination Agreement (the “Business Combination Agreement”) with Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Pubco,” and after the Closing, the “Combined Company”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada, and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence”) in connection with the proposed business combination between the parties that was previously announced on January 13, 2023. The Business Combination Agreement provides for the following transaction structure: (i) Parent will contribute Psyence to Pubco in a share for share exchange (the “Company Exchange”) and (ii) immediately following the Company Exchange, Merger Sub will merge with and into NCAC, with NCAC being the surviving company in the merger (the “Merger”) and each outstanding ordinary share of NCAC will convert into the right to receive one common share of Pubco (“Pubco Common Share”).

Furnished as Exhibit 99.1 hereto is an investor presentation, dated Septmeber 15, 2023, that will be used by the parties regarding the transaction contemplated by the Business Combination Agreement.

Exhibit 99.1 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 (the “Registration Statement”) has been filed by Pubco with the SEC and includes a preliminary proxy statement / prospectus with respect to the proposed Business Combination. The definitive proxy statement / prospectus and other relevant documents will be mailed to shareholders of Newcourt as of a record date to be established for voting on the proposed Business Combination. Shareholders of Newcourt and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and amendments thereto because these documents will contain important information about Newcourt, Psyence and the proposed Business Combination and the other parties thereto. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement / prospectus, without charge, by directing a written request to: Newcourt Acquisition Corp, 2201 Broadway, Suite 705, Oakland, CA 94612. These documents, once available, and Newcourt’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Newcourt, Psyence, the other parties to the Business Combination Agreement, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Newcourt is set forth in Newcourt’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the future success of the partnership between Newcourt and Psyence, and the Combined Company’s ability to deliver its intended product candidates to patients. These forward-looking statements are based on a number of assumptions, including the assumptions that the Combined Company will obtain all such regulatory and other approvals as may be required to pursue its clinical trials on its product candidates, the results of such clinical trials will be positive, and the Combined Company will be able to commercialize Filament Health Corp’s natural psilocybin drug candidate, PEX010 (25 mg). There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; demand for the Combined Company’s securities being less than anticipated; fluctuations in the price of Newcourt’s common shares, any further delays in the proposed Business Combination due to additional amendments to the Business Combination Agreement; and Newcourt not raising the investment amount expected, or any funds at all. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Newcourt and Psyence do not intend to update these forward-looking statements.

Newcourt and Psyence make no medical, treatment or health benefit claims about the Combined Company’s proposed products. The efficacy of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products remains the subject of ongoing research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Psyence Biomed has not completed the clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that Psyence or the Combined Company verified such in clinical trials or that the Combined Company will complete such trials. If the Combined Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Combined Company’s performance and operations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Newcourt from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. Forward-looking statements speak only as of the date they are made, and Newcourt and Psyence disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of developments occurring after the date of this communication or other circumstances. Forecasts and estimates regarding Psyence’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Investor Presentation, dated September 15, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 15, 2023

NEWCOURT ACQUISITION CORP.

By:	/s/ Marc Balkin
Name: Marc Balkin
Title: Chief Executive Officer